Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 28, 2009

(In millions, except ratio)

Earnings
Earnings before income taxes	$2,032
Interest expense	152
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(26)
Portion of rents representative of an interest factor	26
Amortization of debt premium and discount, net	(2)

Adjusted earnings from continuing operations before income taxes	$2,182

Fixed Charges
Interest expense	$152
Portion of rents representative of an interest factor	26
Amortization of debt premium and discount, net	(2)
Capitalized interest	—

Total fixed charges	$176

Ratio of Earnings to Fixed Charges	12.4